Exhibit 99.1

FOR IMMEDIATE RELEASE	March 4, 2015

Micromem Demonstrates UAV Installation of Power Line Monitoring Mounting System

Toronto, New York, March 4, 2015: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce that it has successfully demonstrated the installation of the mounting system that will be used to house its patent pending Power Line Condition Monitoring sensor suite using an Unmanned Aerial Vehicle (UAV). The sensor platform incorporates 14 MEMS sensors, scavenges power from the catenary using patent pending techniques, automatically establishes a mesh communication network upon installation and weighs less than two pounds. The system is fully operational upon installation. This is another example of smart infrastructure that will provide wireless real time communication of the status of the power lines to a central station.

The test was done on power lines adjacent to the Vandenberg Air Force bases in California. A video of the installation is being prepared and will be added to the website. The test established that Micromem can install approximately 20 units per hour. The trademark and patent pending “clam shell” being used is the actual size and weight of the housing unit and was manufactured by using a 3D printer. See illustration of the “clam shell” below.

The ability to use a UAV virtually eliminates the cost and time involved in the installation of these types of devices particularly over long distances and terrain that is difficult to access. This demonstration will allow Micromem, in conjunction with its utility partner, to begin installation for live testing of completed Power Line Monitoring sensor devices by July 2015.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTCQX-Bulletin Board - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 191,425,600
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
Subscribe to receive News Releases by Email on our website’s home page. www.micromeminc.com